EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015		Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Earnings from continuing operations before fixed charges
Income (loss) from continuing operations	$4,390,173	$(467,485)		$5,061,620	$(2,466,232)	$(2,977,496)	$(4,163,348)
Equity (income) loss from less than fifty percent owned affiliates	—	—		(475,514)	(307,370)	(449,500)	(178,138)
Fixed charges	9,297,793	18,879,996		16,515,827	14,636,870	9,606,479	10,399,962
Amortization of capitalized interest	38,899	77,799		77,799	77,799	77,799	77,799
Distributed income from less than fifty percent owned affiliates	—	—		600,000	750,000	1,000,000	500,000

Earnings from continuing operations before fixed charges	$13,726,865	$18,490,310		$21,779,732	$12,691,067	$7,257,282	$6,636,275

Fixed charges
Interest expense	$7,687,793	$17,735,107		$16,515,827	$14,636,870	$9,606,479	$10,399,962
Dividend on Preferred Stock	$1,610,000	$1,144,889		—	—	—	—

Fixed charges	$9,297,793	$18,879,996		$16,515,827	$14,636,870	$9,606,479	$10,399,962

Ratio of earnings to fixed charges	1.48	0.98		1.32	0.87	0.76	0.64

Deficiency	N/A	$389,686	$	N/A	$1,945,803	$2,349,197	$3,763,687